Form C

Cover Page

Name of issuer:

Breybourne, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: IL

Date of organization: 5/30/2024

Physical address of issuer:

705 Wilmore Dr.
Oswego IL 60543

Website of issuer:

https://www.breybourne.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

12,500

Price:

$5.000000

Method for determining price:

Dividing pre-money valuation $37,710,010.00 (or $30,168,008.00 for investors in the first $600,000.00) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question

or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Breybourne, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paresh Patel	CEO	Chakra360, LLC	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paresh Patel	President	2024
Paresh Patel	CEO	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Paresh Patel	1000.0 Common Stock. 7,500,002 Preferred A.	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it

pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

EACH INVESTOR IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUCH INVESTOR HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. EACH INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

Cricket is a lesser known sport in the U.S. We plan to host international events at our campus, but even if we are successful in doing that we'll need to attract new customers.

We will have high fixed costs at the venue, and those costs are not variable depending on ticket sales. As we get ticket sales off the ground, we will need to budget for those costs.

Our ticket sales and ultimate revenue will be dependent on our ability to attract and retain fans. Since we're introducing a less known sport to a market, we'll need to do community work in order to spread word about our brand and ensure that we have customers.

No Guarantee of Return. No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read all offering materials and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

Certain Factors May Affect Future Success. Any future success that the Company might enjoy will depend upon many factors including factors beyond the Company's control and/or which cannot be predicted at this time. These factors may include but are not limited to: changes in general economic conditions; changes in the regulatory environment that makes it more difficult to operate as planned; the Company's ability to expand its customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition.

Limited Operating History; Limited Capital; Early Stage Company. The Company has not established enough revenues or operations that will provide financial stability in the long term. There can be no assurance that the Company can realize its plans on the projected timetable to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. There can be no assurance that such capital shall be available at reasonable cost, or that it would not materially dilute the investment of investors in this Offering if it is obtained. Investment in an early stage company such as this Company is inherently subject to many risks, and investors should be prepared to withstand a complete loss of their investments. The Company only has a limited operating history upon which investors may base an evaluation of its performance; therefore, it is still subject to the entire risks incident to the creation and development of a new business.

Need for Additional Financing. The Company anticipates that it will need to raise a minimum of $30 million in capital to build its business and the stadium project and will therefore need additional financing than can be raised in this offering. The company anticipates that the proceeds of this offering, should the maximum offering amount be met, will allow it to operate for the 36 to 60 months. Such belief,

however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. As a result, the Company may require substantial additional financing to implement its business objectives. There can be no assurances that the Company shall be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. Should the Company's operations not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Tax Risks. No representation or warranty of any kind is made by the Company, the officers, directors, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Dilution. After completion of the Offering, the Company's then existing equity holders may have their interests diluted through any future issuance of securities by the Company to raise capital. Moreover, existing equity holders may experience further dilution to the extent that future shares may be issued for a value less than the price paid in this offering. Subsequent investment into the Company may dilute each investor's percentage of ownership in the future. The purchase of equity in this offering does not confer on the investor any rights or protection against this dilution.

Control by Existing Stockholders. Following the Offering, the founders and principal stockholders of the Company will continue to own a majority of the voting stock of the Company and hold a majority of all voting rights. As a result, such founders and principal stockholders shall have a significant influence on the affairs and management of the Company, as well as on all matters requiring stockholder approval, including changing the Company's dividend policy. Such concentration of ownership and control including electing and removing members of the Company's board of directors (the "Board"), causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the could have the effect of delaying, deferring or preventing a change in control of the Company even when such a change of control would be in the best interests of the Company's other stockholders.

Limited Liquidity in the Absence of a Public Market. There is no public market in which the equity in this offering may be sold, and it is not anticipated that any such market shall develop in the foreseeable future. Therefore, purchasers should be prepared to hold their positions indefinitely.

Restrictions on Transfer. Investors shall own unregistered securities comprising a minority interest in a privately owned company. The securities may not be transferable under certain state securities laws, which require registration or qualification. In such cases, the subscribers desiring to dispose of securities must deliver to the Company an opinion of counsel satisfactory to the Company to the effect that the proposed disposition of securities shall not violate the registration or qualification requirement of relevant state securities law.
Because of potential restrictions on transferability of the securities, and the fact that no trading market exists or is expected to develop for the securities, holders of the securities are not likely to be able to liquidate their investments or pledge the securities as security on a loan in the event of an emergency. Thus, the securities should be considered only as a long-term investment. There can be no assurances that the Company shall be able to affect a public registration of its securities, as its present level of business does not merit public ownership. In order to affect value from a public offering, a suitable underwriter must be located and a public market must be maintained following such offering. Typically, in an initial public offering existing shareholders are not permitted to sell their securities in such an offering, and are frequently required by the underwriter to "lock-up" their securities for a period of time thereafter.

Determination of Offering Price. The offering price was determined arbitrarily by the Company based upon several factors. Such price is based primarily on the amount of funds sought from this financing and the number of securities the Board is willing to ultimately issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the stock, or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the securities and should not be regarded as an indication of any future market price of the Company's capital stock.

Use of Proceeds. The Company expects to use the net proceeds as described in the disclosure materials. Because of the complexities and uncertainties in any business, it is possible that the use of the proceeds may be significantly revised by management. If proceeds from this offering are insufficient in terms of the actual costs, the Company could experience financial problems, which may adversely affect its ability to implement its business plan. Management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Risk of Managing Growth. As the Company transitions to what the Company hopes will be a company generating substantial revenues, the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance. The anticipated growth of the Company could place a strain on the Company's management, and operational and financial resources. Effective management of the anticipated growth will require expanding the Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. However, there can be no assurances that these or other measures implemented by the Company shall effectively increase the Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources, and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel. The Company is highly dependent on the services of Paresh Patel, President and CEO, and the loss of his services could have an adverse effect on the future operations of the Company. Although the Company does not currently maintain a key-person life insurance policy insuring the life of these persons, the Company may apply for such a life insurance policy.

Risks Associated with Financial Projections. The financial projections discussed in our offering materials have been prepared by management and are based upon assumptions that the Company believes to be reasonable. The projected results are dependent on the successful implementation of management's growth strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. The selection of assumptions underlying such projected information has required the exercise of judgment, and the projections are inherently subject to significant uncertainty because that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect our ability to achieve the projected results. For these reasons, actual results achieved during the periods covered may be materially and adversely different.
Even if the assumptions underlying the Company's plans prove to be correct, there can be no assurances that the Company shall not incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that customers desire the advantages provided by the Company's products and services. However, there can be no assurances that the Company's objectives shall be realized if any of the assumptions underlying its plans prove to be incorrect. Investors should also be aware that no independent market studies have been conducted by the Company regarding the Company's plan, nor are any such studies currently planned.

Risks Related to Economic Conditions. Economic recessions or downturns may have an adverse effect on the Company, its financial condition, results of operations and the Company performance. Negative general economic conditions could continue to reduce the overall amount of demand, which may in turn adversely affect our revenues.

Litigation Risks. Lawsuits arise from unexpected quarters. Litigation is both expensive and time consuming even when one's position eventually prevails completely. Obviously, any litigation or threats of litigation could have a significant impact on the Company from the standpoint of daily operations and eventual financial return.

Consumer Demand. The Company has developed a plan and forecast based on certain targets and base assumptions about the level of consumer demand, and the corresponding level of sales potential that exist. There is a risk that one or more of the base assumptions used to determine consumer demand and/or the Company's sales potential may be incorrect and/or may change in the future in a manner that the Company cannot anticipate. Such changes may cause the Company to not achieve its annual targets for sales and operating margins, which may jeopardize the Company's financial solvency and/or its ability to pay its employees, vendors, shareholders and/or other parties.

Competition. There are a number of other businesses that are or may in the future be working on similar projects including other team sports in the same or nearby geographic areas. There can be no assurance that the Company will be able to compete successfully against its competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions that could have a material adverse effect on its business, prospects, financial condition and results of operations. There can be no assurance that the Company's competitors will not develop products that are equal or superior to that produced by the Company or that achieve greater market acceptance than the Company's. There can be no assurance that the Company will be able to compete successfully against existing or potential competitors or that competitive pressures will not have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is not required to pay dividends to members. The Company is not required to, and there is no guarantee that the Company will, pay cash dividends on the securities in any year or at all. An investor could be required to hold their investment indefinitely without receiving any dividends.

No due diligence. The Company's legal counsel has not conducted any due diligence with respect to the offering. The Company has engaged PathLight Law to assist the Company in determining legal requirements related to this offering, preparing and/or reviewing the Offering Materials and obtaining required approvals under applicable securities laws. However, PathLight Law has not conducted any independent due diligence on the Company or otherwise attempted to verify any representations or other statements made by the Company, herein or otherwise, with respect to its business, financial condition, prospects or plans. PathLight Law does not represent investors with respect to this offering, and investors are hereby advised to consult their own legal and financial advisors in connection with their investment decisions.

Unanticipated Risks. Unfavorable weather, earthquakes, other natural disasters as well as health issues, including pandemics, could impact the Company's success. Such disasters could cause damage to the Company's business and otherwise lead to a loss of revenue or an increase in costs to the Company.

Intellectual Property Risks. The Company's success depends on our ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on our ability to secure and enforce intellectual property rights, including trademark and trade secret rights. The Company's use of this intellectual property is subject to the

terms of that license and There is no guarantee that the Company's licensed trademark registrations that have been issued (or may in the future issue) could be held invalid due to our conduct or challenges by third parties. We could lose our trade secret rights if we fail to properly protect our confidential information. Even to the extent that our intellectual property rights are valid, enforcing those rights could involve costly legal processes that we may not be able to bring to a successful conclusion.

The Company could be held to violate intellectual property rights of third parties. Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, there is no guarantee that we will not be sued for infringement by third parties, sued for breach of the license agreement or that we will not need to modify our brand or products to avoid infringement or to respond to any breach of the licensing agreement.

The Company could fail to finalize key contracts. Once the stadium is constructed, the Company will be pursuing a stadium naming rights contract as well as a food and beverage operator contract. Additionally, once built, the stadium will need to be certified by the International Cricket Council in order to allow international matches to be played on the site. The Company will also need to engage various construction contractors for the build out of the site. Each of these contracts are key to the company's success and if one or more of these contracts is not finalized or if there are disputes or delays related to these contracts, the success of the project may be in jeopardy.

The Company could fail to obtain debt financing. The Company will need to secure debt financing for the project in addition to the funds raised by the sale of the securities. If the Company is unable to secure adequate debt financing on commercially reasonable terms, the Company will not be able to proceed with the project as described.

Borrowing Risks. The Company plans to borrow funds to complete financing for the project. Lender agreements may impose liens on assets or otherwise require the Company to commit any or all available funds for repayment of debt to lenders.

Permitting Risks. Permitting issues could adversely affect construction and operation of the Company. The Company will be required to obtain necessary construction and other permits to construct and operate the project as described herein. Any delay in obtaining a permit or failure to obtain a permit could slow or halt the construction or operation of the project.

Engineering and Construction Costs. Costs for engineering and construction work may be higher than expected. The Company anticipates that engineering and construction work is expected to comprise approximately $30 million in costs. If the cost of the engineering or construction work increases substantially, the Company may not have sufficient funds to complete the project as described.

Environmental Risks. Environmental issues could adversely affect construction or operation of the project. The construction process could uncover environmental issues which may need to be addressed or remediated by the Company as the landowner. Such issues may delay the project or may impact the projected cost of the project such that the Company may not have sufficient funds to complete the project as described.

Safety Risks. Any lapse in safety could be costly. The construction and operation of the project requires that safety measures be employed due to personal and property risks including the risk of death, injury, fire, or other damage. The Company is committed to compliance with all safety regulations and intends to follow other industry best practices. However, if the safety of the project is compromised for any reason, the Company could be liable for any resulting harm.

Permitting delays. Obtaining permits from the relevant permitting authorities is unpredictable and any permitting delays could negatively impact the ability of the Company to implement its business plan.

Investment in Real Estate Entails Risks Unique to Each Property and Use. The property on which this project will be built may be affected by a unique set of issues and challenges that require individualized attention and problem-solving to resolve. These issues could include

toxic contamination, seismic and other structural deficiencies, fire suppression needs, potential liability for injuries, damage or nonpayment of rents by tenants, zoning or code violations, and risks of flood, fire or earthquake damage.

A Change in the Local Political Environment Could Make The Project More Difficult. While the political environment is currently favorable to the project's efforts, a new mayor or city council or other governmental decision maker(s) could be elected that is opposed to or merely unsupportive of this project's efforts, which could lead to long delays in obtaining necessary permits and other local government services. Such delays could result in a loss of revenue to the Company.

The Company's revenue is dependent on weather. Like other outdoor sports teams and event companies, The Company's sales are subject to the influence of weather. Sales may fluctuate with large climactic events and/or persistent weather trends.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: Soft costs (Architect Fee, Engineers Fee, Lanscaping Architect Fee, Drainage Consultant Fee, Field developer fee, Sound consultant fee, Traffic consultant fee, and many other consultants related to development.)(93.1%); Wefunder fees (6.9%)

If we raise: **$5,000,000**

Use of Proceeds: Acquistion, Soft costs, Construction budget, Marketing, Debt payment, Operational costs and Personnel (93.1%); Wefunder fees (6.9%)

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. **The Investment Agreement you will**

execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $37,710,010.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Breybourne, Inc. is offering up to 1,250,000 shares of Preferred B Stock, at a price per share of $5.00.

Investors in the first $600,000.00 of the offering will receive stocks at a price per share of $4.00, and a pre-money valuation of $30,168,008.00 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $5,000,000.00 and the campaign minimum is $50,000.00.

VIP Bonus

Breybourne Cricket Club will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:
A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the

death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1000	1000	Yes ∨
Preferred A Stock	15000000	7,500,002	No ∨
Preferred B Stock	15000000	41,000	No ∨
Preferred C Stock	15000000	0	No ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

All shares of preferred stock have a liquidation and dividend preference over common stock. Preferred A shares have a liquidation and dividend preference over all other series of preferred stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

returned.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;

7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of

the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$82,987	General operations
6/2024	Section 4(a)(2)	Preferred stock	$7,000,001	General operations
8/2024	Section 4(a)(2)	Preferred stock	$500,000	General operations
8/2024	Section 4(a)(2)	Preferred stock	$205,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in

transaction, and amount of interest.

Name	Paresh Patel
Amount Invested	$7,000,001.00
Transaction type	Priced round
Issue date	06/30/24
Relationship	CEO

Name	Paresh Patel
Amount Invested	$500,000.00
Transaction type	Priced round
Issue date	08/03/24
Relationship	CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Breybourne's Home of Cricket.

Invest in a Professional Cricket Team and Stadium in Chicago region.

The company plans to acquire Sports and Entertainment properties and rights.

The Company is in the process of acquiring control of Chakra360, LLC.

Milestones

Breybourne, Inc. was incorporated in the State of Illinois in May 2024. Chakra360, LLC previously held the stadium and team in one entity. Chicago Breybourne was formed in 2024 to hold the team. Chakra360, LLC continues to hold the stadium and was formed in 2012. Both companies are subsidiaries of Breybourne, Inc.
Since then, we have:

- Received approval to build the largest cricket stadium in the United States (25,000 seats).

- Cricket has 2+ billion fans globally. 30+ million fans in the US according to ICC.

- The U.S. just hosted the 2024 Twenty20 World Cup. Cricket will be in the 2028 LA Olympics.

- JP Duminy is an Advisory Board Member. South African cricket superstar, 625K Instagram followers.

- $205K+ capital raised to-date, with an additional $200K committed.

- 350K+ cricket fans in the Chicago region. $500M+ potential membership market in the Midwest.

- Investor perks include club membership, exclusive access, coaching sessions, your name up in lights!

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in May 2024 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended May 30, 2024, the Company had revenues of $0.

- *Assets.* As of May 30, 2024, the Company had total assets of $0, including $0 in cash.

- *Net Income.* As of May 30, 2024, the Company has had net income of $0.

- *Liabilities.* As of May 30, 2024, the Company's liabilities totaled $0.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $7,705,001 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although

capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Breybourne, Inc. cash in hand is $0, as of August 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 60 months.

Since the date our financials cover, the Company has acquired (a) a majority interest in Chakra360, LLC, the entity which holds the property on which the cricket stadium is slated to be built; and (b) a majority interest in Chicago Breybourne, LLC, the entity that holds Breybourne Cricket Club.

We plan to begin membership sales immediately once we begin construction; those funds will be held in escrow until we complete construction in 2026.

We are not yet profitable. $30 million in total is needed for construction. We plan to raise the additional funds through debt, equity raises, and sales of memberships, tickets, advertising, etc. We believe the construction will be completed in 2026. We anticipate needing to raise an additional $5M to cover operational costs and reserves in order to reach profitability.

At some point, we may start our own league and franchise teams as part of that league. That would take $2 million to $3 million to set up.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Paresh Patel, certify that:

(1) the financial statements of Breybourne, Inc. included in this Form

are true and complete in all material respects ; and

(2) the financial information of Breybourne, Inc. included in this Form

reflects accurately the information reported on the tax return for

Breybourne, Inc. filed for the most recently completed fiscal year.



CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or

omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be

approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.breybourne.com//invest

The issuer must continue to comply with the ongoing reporting

requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Breybourne, Inc. Early Bird Preferred Stock Subscription Agreement 2024
SPV Subscription Agreement
Breybourne, Inc. Normal Bird Preferred Stock Subscription Agreement 2024

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Paresh Patel

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Breybourne, Inc. Early Bird Preferred Stock Subscription Agreement 2024

SPV Subscription Agreement

Breybourne, Inc. Normal Bird Preferred Stock Subscription Agreement 2024

Appendix C: Financial Statements

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Breybourne, Inc.

By

Paresh Patel

Chairman and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paresh Patel

Chairman and CEO
9/25/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.